UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           One World Online.com, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   682426 10 1
                                 (CUSIP Number)

                                David N. Nemelka
                         4778 North 300 West, Suite 200
                                Provo, Utah 84604
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 19, 2001
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
 1 Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of
   Above Persons

             David N. Nemelka
--------------------------------------------------------------------------------
 2 Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) [X] *
             (b) [ ]
--------------------------------------------------------------------------------
 3 SEC Use Only

--------------------------------------------------------------------------------
 4 Source of Funds

             PF
--------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e)

             Not applicable
--------------------------------------------------------------------------------
 6 Citizenship of Place of Organization

             United States
--------------------------------------------------------------------------------
Number of Shares       7 Sole Voting Power
Beneficially
Owned by Each                     9,149,904 **
Reporting Person
With
                   -------------------------------------------------------------
                       8 Shared Voting Power

                                  2,219,412
                   -------------------------------------------------------------
                       9 Sole Dispositive Power

                                  9,149,904 **
                   -------------------------------------------------------------
                      10 Shared Dispositive Power

                                  2,219,412
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person

             11,369,316
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
   (See Instructions) [X]

--------------------------------------------------------------------------------
13 Percentage of Class Represented by Amount in Row (11)

             45.18% **
--------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

             IN
--------------------------------------------------------------------------------

* With the exception of the Series A Convertible Preferred Stock, Mr. Nemelka disclaims the existence of a group with respect to all shares of One World Online.com, Inc. stock beneficially owned by Mr. Nemelka.

** Assumes conversion of all derivative securities.

                             Introductory Statement

         This Amendment No. 2 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 20, 2001 (the "Schedule 13D") and Amendment No. 1 to the Schedule 13D filed on March 30, 2001 ("Amendment No. 1"), with respect to shares of common stock of One World Online.com, Inc., a Nevada corporation (the "Company"). Other than as set forth herein, there has been no material change in the information set forth in the
Schedule 13D as amended by Amendment No. 1. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D and Amendment No. 1.

         This Amendment No. 2 is being filed to report a material increase in the number of shares of common stock beneficially owned by Mr. Nemelka as a result of investing an additional $150,000 in exchange for 500,000 shares of common stock and warrants to acquire 500,000 shares of common stock of the Company under the New Investment Terms that were described in Amendment No. 1.

Item 3. Source and Amount of Funds or Other Consideration

         Item 3. is hereby amended to add the following:

         On April 19, 2001, Tradeco (a nominee of Mr. Nemelka and sometimes referred to hereinafter as "Mr. Nemelka") invested $150,000 in the Company in exchange for 500,000 shares of the Company's common stock and warrants to acquire 500,000 shares of the Company's common stock at $.50 per share. These securities were acquired as part of the New Investment Terms agreed to on March 26, 2001 and as further described in Amendment No. 1. Mr. Nemelka funded the $150,000 investment with personal funds (which included funds from Mr. Nemelka's home equity line that was established prior to these loans and has been used for a number of purposes).

Item 4.  Purpose of Transaction

         Item 4. is hereby amended to add the following:

         (a) As described in Item 3, the $150,000 investment under the New Investment Terms was effected at the request of the Company in order to provide the Company with necessary working capital. Except for the subscription receivable relating to the Series A Convertible Preferred Stock, Mr. Nemelka does not have any contractual obligations to provide the Company with additional funding. If required, Mr. Nemelka may make additional investments in the Company to provide the Company with necessary short-term working capital.

         (b)-(j) Mr. Nemelka has no present plans or proposals which relate to, or would result in, any of the actions enumerated in paragraphs (b)-(j) of this Item.

Item 5. Interest in Securities of the Issuer

         Item 5. is hereby amended to add the following:

         (a) As of April 19, 2001, Mr. Nemelka beneficially owns approximately 11,369,316 shares of common stock. Mr. Nemelka's beneficial ownership includes the following:

         o 7,465,788 shares that are owned by Mr. Nemelka and his nominee;
         o 2,119,412(1) shares that are deemed to be indirectly owned by Mr. Nemelka;

----------------
1 This total includes 750,000 of the 1,500,000 shares that are owned by D.K. Enterprises, LLC, a Utah limited liability company ("DKE") which is owned one-half by Mr. Kelly Thayer, the Company's Chairman, and one-half by David N. Nemelka. The DKE shares are subject to an agreement whereby 750,000 shares shall be distributed to Mr. Thayer and 750,000 shares shall be distributed to David N. Nemelka on June 1, 2001, subject to them remaining as either an officer or director of the Company. Mr. Nemelka disclaims beneficial ownership of 750,000 shares of the common stock owned by DKE.

         o 100,000 shares of Series A Convertible Preferred Stock(2) that are deemed to be indirectly owned by Mr. Nemelka and that are convertible into 100,000 shares of common stock;
         o 20,116 shares that are issuable upon conversion of a convertible promissory note (includes accrued interest as of 3/21/01) that is held by Tradeco, a nominee of Mr. Nemelka; and
         o Warrants exercisable for 1,664,000 shares that are held by Tradeco, a nominee of Mr. Nemelka.

         Mr. Nemelka beneficially owns approximately 45.18%(3) of the Company's outstanding common stock as of April 19, 2001.

         The OWOL Founders Voting Trust owns 300,000 shares of Series A Convertible Preferred Stock which represents 1.27% of the Company's outstanding common stock as of April 19, 2001.

         (b) With respect to the shares beneficially owned as described in Item 5(a), Mr. Nemelka has (i) sole power to vote or to direct the vote of 9,149,904 shares; (ii) shared power to vote or to direct the vote of 2,219,412 shares;
(iii) sole power to dispose or to direct the disposition of 9,149,904 shares; and (iv) shared power to dispose or to direct the disposition of 2,219,412 shares.

         With respect to the shares beneficially owned as described in Item 5(a), OWOL Founders Voting Trust has (i) sole power to vote or to direct the vote of 300,000 shares of Series A Convertible Preferred Stock; (ii) shared power to vote or to direct the vote of no shares of Series A Convertible Preferred Stock; (iii) sole power to dispose or to direct the disposition of 300,000 shares of Series A Convertible Preferred Stock; and (iv) shared power to dispose or to direct the disposition of no shares of Series A Convertible Preferred Stock. The shares held by the OWOL Founders Voting Trust are voted by David N. Nemelka, the trustee of the OWOL Founders Voting Trust.

         The business address of The OWOL Founders Voting Trust is 4778 North 300 West, Suite 200, Provo, Utah 84604.

         (c) Since  March 26,  2001,  the date of Mr.  Nemelka's  last filing on
Schedule 13D, Mr. Nemelka invested $150,000 in the Company in exchange for 500,000 shares of the Company's common stock and warrants to acquire 500,000 shares of the Company's common stock at $.50 per share. See Item 3.

         (d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in Item 5(a) and to which Mr. Nemelka has reported indirect beneficial ownership.

         (e) Not applicable.

-------------------
(2) The OWOL Founders Voting Trust owns 300,000 shares of Series A Convertible Preferred Stock. David R. Nemelka, the father of David N. Nemelka, Kelly M. Thayer and David N. Nemelka are the beneficiaries of the OWOL Founders Voting Trust. Except as otherwise required by applicable law, all voting rights of the Company are vested in and exercised by the holders of the common stock and Series A Convertible Preferred Stock, voting as a single group, with each share of common stock being entitled to one (1) vote and each of the Series A Convertible Preferred shares being entitled to one hundred (100) votes. The shares held by the OWOL Founders Voting Trust are voted by David N. Nemelka, the trustee of the OWOL Founders Voting Trust. Mr. Nemelka disclaims beneficial ownership of 200,000 shares of Series A Convertible Preferred Stock held by OWOL Founders Voting Trust.

(3) Assumes conversion of all derivative securities.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2001                                     /s/ David N. Nemelka
                                                        -----------------------
                                                        David N. Nemelka


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